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                            December 23, 2021

       Jes  s Llorca
       Chief Financial Officer
       SEACOR Marine Holdings Inc.
       12121 Wickchester Lane
       Suite 500
       Houston, TX 77079

                                                        Re: SEACOR Marine
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 12,
2021
                                                            File No. 001-37966

       Dear Mr. Llorca:

              We have reviewed your December 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain Components of Revenues and Expenses
       Direct Vessel Profit, page 43

   1. We note your response to our prior comment and understand that your DVP measure includes leased-in
revenues but excludes the related leased-in equipment expense. It appears that your
leased-in expense represents normal, recurring, cash operating expenses related to your
sale-leaseback arrangements in your calculation of DVP. Please tell us why you believe
excluding leased-in equipment expense from a performance measure complies with Question
100.01 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations.
 Jes  s Llorca
SEACOR Marine Holdings Inc.
December 23, 2021
Page 2
2. We note your response to our prior comment indicates that you continue to view operating income as the most comparable GAAP measure for reconciliation of your non-
         GAAP measure, DVP. Although we understand that you do not report gross margin in your financial statements, we continue to believe that gross margin as defined in GAAP represents the most comparable GAAP measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.
         Accordingly, please revise your presentation to reconcile DVP to a fully loaded gross margin as defined in GAAP.
        You may contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding our comments.



FirstName LastNameJes  s Llorca                              Sincerely,
Comapany NameSEACOR Marine Holdings Inc.
                                                            Division of
Corporation Finance
December 23, 2021 Page 2                                    Office of Energy &
Transportation
FirstName LastName